                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                          EQUALNET COMMUNICATIONS CORP.
------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    294408109
------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Stuart J. Chasanoff, Esq.
                                HW Partners, L.P.
                           1601 Elm Street, Suite 4000
                               Dallas, Texas 75201
                                 (214) 720-1600
------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 24, 1999
------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for the parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             CUSIP NUMBER 294408109

(1)      Name of Reporting Persons.                                                      Infinity Investors Limited
         I.R.S. Identification
         Nos. of Above Persons (entities only)                                                                  N/A

(2)      Check the Appropriate Box if a                                                                        (a)  / /
         Member of a Group (see instructions)                                                                  (b)  /X/

(3)      SEC Use Only

(4)      Source of Funds (see instructions)                                                                      WC

(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant                                                                       / /
         to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization                                                    Nevis, West Indies

         Number of Shares                   (7)      Sole Voting                                         27,953,722
                                                     Power
            Beneficially

                                            (8)      Shared Voting                                        2,083,333
            Owned by Each                            Power

         Reporting Person                   (9)      Sole Dispositive                                     2,083,333
                                                     Power

               with:                       (10)      Shared Dispositive                                   2,083,333
                                                     Power

(11)     Aggregate Amount Beneficially Owned                                                             30,037,055
         by Each Reporting Person

(12)     Check if the Aggregate Amount in                                                                     /X/
         Row (11) Excludes Certain Shares (see instructions)

(13)     Percent of Class Represented by                                                                        79%
         Amount in Row (11)

(14)     Type of Reporting Person (see instructions)                                                             CO


                             CUSIP NUMBER 294408109

(1)      Name of Reporting Persons                                                             IEO Holdings Limited
         I.R.S. Identification
         Nos. of Above Persons (entities only)

(2)      Check the Appropriate Box if a                                                                    (a) / /
         Member of a Group*                                                                                (b) /X/

(3)      SEC Use Only

(4)      Source of Funds (see instructions)                                                                      WC

(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant                                                                       / /
         to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization                                                    Nevis, West Indies

         Number of Shares                   (7)      Sole Voting                                         27,953,722
                                                     Power
            Beneficially

                                            (8)      Shared Voting                                        2,083,333
            Owned by Each                            Power

         Reporting Person                   (9)      Sole Dispositive                                     2,083,333
                                                     Power
               with:

                                            (10)     Shared Dispositive                                   2,083,333
                                                     Power

(11)     Aggregate Amount Beneficially Owned                                                             30,037,055
         by Each Reporting Person

(12)     Check if the Aggregate Amount in                                                                    /X/
         Row (11) Excludes Certain Shares (see instructions)

(13)     Percent of Class Represented by                                                                       79%
         Amount in Row (11)

(14)     Type of Reporting Person (see instructions)                                                           CO

                                  SCHEDULE 13D
                          Filed Pursuant to Rule 13d-1

ITEM 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D ("Statement") relates to common stock, $.01 par value (the "Common Stock"), of EQUALNET COMMUNICATIONS CORP., a Texas corporation ("Issuer"). The principal executive offices of the Issuer are located at 1250 Wood Branch Park Drive, Houston, Texas 77079.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a) Pursuant to Rule 13d-1(a) of Regulation 13D of the General Rules and Regulations Promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), this Statement is hereby filed jointly by Infinity Investors Limited ("Infinity") and IEO Holdings Limited ("IEO") (the "Reporting Persons"). Additionally, pursuant to Instruction C to Schedule 13D, information is included herein with respect to the following persons (collectively, the "Controlling Persons"):
                HW Partners, L.P. ("HW Partners"), HW Finance, L.L.C.
                ("HW Finance"), Infinity Emerging Opportunities Limited ("Emerging"), and Barrett Wissman ("Wissman"). The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons." The Reporting Persons have included as Exhibit 99.1 to this Statement an agreement in writing that this Statement is filed on behalf of each of them.

  (b) and (c)   REPORTING PERSONS

                The Reporting Persons are Nevis, West Indies Corporations. The principal business of each Reporting Person is the purchase, sale, exchange, acquisition and holding of investment securities. The principal address of each Reporting Person, which also serves as its principal office, is Hunkins Waterfront Plaza, Main Street, P.O. Box 556, Charlestown, Nevis, West Indies.

                The names, business addresses, principal occupations or employments and citizenships of each officer and director of the Reporting Persons are set forth on Schedule A attached hereto and incorporated herein by reference.

                CONTROLLING PERSONS

                Pursuant to Instruction C to Schedule 13D of the Act, information with respect to the Controlling Persons is set forth below. The principal address of each Controlling Person, which also serves as such person's principal office, is 1601 Elm Street, Suite 4000, Dallas, Texas 75201.

                Infinity:

                No single shareholder has a controlling interest in Infinity.

                HW Partners is a Texas limited partnership, the principal business of which is acting as advisor to Infinity and IEO and activities related thereto.

                HW Finance is a Texas limited liability company, the principal business of which is serving as the general partner of HW Partners and activities related thereto. Wissman is the Manager of HW Finance.

                The principal occupation of Wissman is financial management.

                IEO:

                IEO is 100% owned by Emerging.

                Emerging is a Nevis, West Indies corporation, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. No single shareholder has a controlling interest in Emerging.

                HW Partners is a Texas limited partnership, the principal business of which is acting as advisor to Infinity and IEO and activities related thereto.

                HW Finance is a Texas limited liability company, the principal business of which is serving as the general partner of HW Partners and activities related thereto. Wissman is the Manager of HW Finance.

   (d) and (e)  During the last five (5) years, no Item 2 Person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and no Item 2 Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, any Item 2 Person was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       (f) The Reporting Persons and Emerging are Nevis, West Indies corporations. Wissman is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                Pursuant to a Common Stock Subscription Agreement dated May 24, 1999 (the "Subscription Agreement"), Infinity and IEO purchased 1,666,666 shares of Common Stock (the "Purchased Shares") at a purchase price of $.60 per share. In addition, pursuant to the Subscription Agreement, Infinity and IEO have been granted an option to purchase up to an additional $1,500,000 in Common Stock (the "Option Shares") on or before the Merger (as defined below) at a purchase price of $.60 per share. The source of funds for the purchase by Infinity and IEO of the Purchased Shares was working capital. Should Infinity and IEO exercise their option to purchase the Option Shares, the source of funds will be working capital. The description contained in this Item 3 of the transactions contemplated by the Subscription Agreement is qualified in its entirety by reference to the full text of the Subscription Agreement, a copy of which is filed as Exhibit
                99.2 to this Statement.

                The irrevocable proxies granted to Infinity and IEO through HW Partners apply only with respect to the matters described in
                Item 4 below. Neither Infinity nor IEO paid any additional consideration to any Proxy Stockholder (as defined below) in connection with the execution or delivery of the Irrevocable Proxy Agreements (as defined below) or his, her or its irrevocable proxy.

ITEM   4.       PURPOSE OF TRANSACTION.

                The Subscription Agreement was executed in connection with an Agreement and Plan of Merger dated as of May 24, 1999 (the "Merger Agreement") by and among e. Volve Technology Group, Inc., a Nevada corporation (f.k.a. Orix Global Communications, Inc. and referred to herein as "Orix"), the Issuer and Equalnet Acquisition Corporation, a Nevada corporation and wholly-owned subsidiary of Issuer ("Merger Sub"), pursuant to which Merger Sub will be merged with and into Orix (the "Merger"). Pursuant to the Merger Agreement, all of the shares of the common stock of Orix shall be converted into that number of shares of Common Stock equal to fifty-five percent (55%) of the issued and outstanding shares of the Common Stock upon consummation of the Merger.

                The Consummation of the Merger is subject to the satisfaction of closing conditions for the benefit of all parties, closing conditions for the benefit of the Issuer and closing conditions for the benefit of Orix, as set forth in Articles 7 and 8 of the Merger Agreement, respectively. The description contained in this Item 4 of the transactions contemplated by the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as
                Exhibit 99.3 to this Statement.

                To facilitate the consummation of the Merger, certain shareholders of the Issuer (the "Proxy Stockholders") have entered into Irrevocable Proxy Agreements dated as of May 21, 1999 (the "Irrevocable Proxy Agreements") pursuant to which Infinity and IEO, through their advisor, HW Partners, have been granted an irrevocable proxy to vote the Common Stock of the Proxy Stockholders (the "Voting Shares" and, collectively with the Purchase Shares and the Option Shares, (the "Shares")) (a) in favor of (i) the Merger Agreement and the transactions contemplated thereby, (ii) the amendment of the Articles of Incorporation of the Issuer to increase the authorized number of shares of Common Stock, (iii) the authorization of the issuance of shares of Common Stock in connection with the transactions contemplated by the Merger Agreement, and (iv) in some cases, the conversion into Common Stock of each convertible security held by each Proxy Stockholder prior to the merger at any meeting (whether special or annual), and whether or not adjourned or by written action of the stockholders of Issuer, and (b) against any proposal brought before the stockholders of Issuer which would conflict with the Merger and the transactions contemplated by the Merger Agreement including, without limitation, any proposal to remove any one or more directors of the Issuer designated by Orix pursuant to the Merger Agreement. The Proxy Stockholders retain the right to vote their Common Stock with respect to matters other than those identified in the Irrevocable Proxy Agreements. The description contained in this Item 4 of the transactions contemplated by the Irrevocable Proxy Agreements is qualified in its entirety by reference to the full text of the Irrevocable Proxy Agreements, copies of which are filed as Exhibits 99.4 to 99.12 of this
                Schedule 13D.

                  The Reporting Persons may, at some other future time, purchase additional shares of Common Stock, by open market purchase, private purchase or otherwise. Whether the Reporting Persons purchase or otherwise acquire any additional shares of Common Stock, and the amount, method and timing of any such purchases or acquisitions, will depend upon the Reporting Persons' continuing assessment of pertinent factors including, among other things, the following: the availability of shares of Common Stock for purchase or acquisition at particular price levels or upon particular terms; the business and prospects of the Reporting Persons and the Issuer; other business and investment opportunities available to the Reporting Persons; economic conditions; stock market conditions; the actions of other shareholders of the Issuer; the availability and nature of opportunities to dispose of Common Stock; and other plans and requirements of the Reporting Persons. Depending on the assessment of the factors noted above, the Reporting Persons may also, at some future time, dispose of shares of the Common Stock that they own.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The following table provides the aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons on May 24, 1999 (based on 20,972,111 shares of Common Stock outstanding as reported on the Issuer's Form 10-Q for the period ended March 31, 1999). For purposes of calculating the number of voting shares and the total percentages listed below, each is calculated as if each Proxy Stockholder has converted all convertible securities held by such Proxy Stockholder into Common Stock, as described in Item 4 of this Statement, yielding 38,119,952 shares of Common Stock outstanding:


                                Purchased         Option           Voting         Aggregate Number of      Percentage of
Name                              Shares          Shares           Shares            Common Stock           Common Stock
----                              ------          ------           ------            ------------           ------------
Infinity Investors Limited       833,333        1,250,000        25,870,389            27,953,722               73.3%
IEO                              833,333        1,250,000        25,870,389            27,953,722               73.3%


                CONTROLLING PERSONS

                Each of (1) HW Partners, as advisor to each of Infinity and IEO, and (2) HW Finance, as the general partner of HW Partners, may be deemed to be the beneficial owner of the Shares beneficially owned by each of Infinity (the "Infinity Shares") and IEO (the "IEO Shares") pursuant to Rule 13d-3 of the Act.

                In his capacity as a controlling person of HW Partners, Wissman may be deemed to be the beneficial owner of the Infinity Shares and the IEO Shares pursuant to Rule 13d-3 of the Act.

                Emerging, as the sole shareholder of IEO, may be deemed to be the beneficial owner of the IEO Shares pursuant to Rule 13d-3 of the Act.

       (b)      REPORTING PERSONS

                Acting through its advisor, HW Partners, Infinity would have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Infinity Shares.

                Acting through its advisor, HW Partners, IEO would have the sole power to vote or to direct the vote and to dispose or direct the disposition of the IEO Shares.

                Pursuant to the Irrevocable Proxy Agreements, Infinity and IEO, acting through their advisor, HW Partners, would have the sole power to vote or to direct the vote of the Proxy Shares on the questions and matters set forth in the Irrevocable Proxy Agreements.

                CONTROLLING PERSONS

                Acting through its sole general partner HW Finance, HW Partners would have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Infinity Shares and the IEO Shares and the sole power to vote or direct the vote of the Proxy Shares as set forth in the Irrevocable Proxy Agreements.

                In his capacity as a controlling person of HW Partners, Wissman would have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Infinity Shares and the IEO Shares and the sole power to vote or direct the vote of the Proxy Shares as set forth in the Irrevocable Proxy Agreements.

                As sole shareholder of IEO, Emerging would have the sole power to vote or direct the vote and to dispose or to direct the disposition of the IEO Shares.

       (c) Except as set forth herein, the Item 2 Persons have not effected any transaction in the Common Stock during the past sixty days.

       (d)      Not applicable.

       (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, OR UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         This Statement contains summaries of certain provisions of the Subscription Agreement, the Merger Agreement and the Irrevocable Proxy Agreements, copies of which have been filed as Exhibits 99.2, 99.3 and 99.4-99.12, respectively. Such summaries are qualified by, and subject to, the more complete information contained in such agreements.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

          EXHIBIT NO.                        TITLE OF EXHIBIT

          99.1                Joint Filing Agreement, dated June 2, 1999.

          99.2 Common Stock Subscription Agreement, dated as of May 24, 1999, by and among Infinity Investors Limited, IEO Holdings Limited and Equalnet Commnications Corp.

          99.3 Agreement and Plan of Merger, dated as of May 24, 1999, by and among e. Volve Technology Group, Inc. (f.k.a. Orix Global Communications, Inc.).

          99.4 Irrevocable Proxy Agreement, dated as of May 21, 1999, made by and between the Willis Group, L.L.C. and HW Partners, L.P., as representative for Infinity Investors Limited and IEO Holdings Limited.

         99.5 Irrevocable Proxy Agreement, dated as of May 21, 1999, made by and between Advantage Fund, Ltd. and HW Partners, L.P., as representative for Infinity Investors Limited and IEO Holdings Limited.

         99.6 Irrevocable Proxy Agreement, dated as of May 21, 1999, made by and between MCM Partners and HW Partners, L.P., as representative for Infinity Investors Limited and IEO Holdings Limited.

         99.7 Irrevocable Proxy Agreement, dated as of May 21, 1999, made by and between Genesse Fund Limited-Portfolio B and HW Partners, L.P., as representative for Infinity Investors Limited and IEO Holdings Limited.

         99.8 Irrevocable Proxy Agreement, dated as of May 21, 1999, made by and between James R. Crane and HW Partners, L.P., as representative for Infinity Investors Limited and IEO Holdings Limited.

         99.9 Irrevocable Proxy Agreement, dated as of May 21, 1999, made by and between C. Keith LaMonda and HW Partners, L.P., as representative for Infinity Investors Limited and IEO Holdings Limited.

         99.10 Irrevocable Proxy Agreement, dated as of May 21, 1999, made by and between Zane Russell and HW Partners, L.P., as representative for Infinity Investors Limited and IEO Holdings Limited.

         99.11 Irrevocable Proxy Agreement, dated as of May 21, 1999, made by and between Frank Hevrdejs and HW Partners, L.P., as representative for Infinity Investors Limited and IEO Holdings Limited.

         99.12 Irrevocable Proxy Agreement, dated as of May 21, 1999, made by and between First Sterling Ventures Corp. and HW Partners, L.P., as representative for Infinity Investors Limited and IEO Holdings Limited.

                              (SIGNATURE PAGE FOLLOWS)

         After reasonable inquiry, and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: June 2, 1999

                                   INFINITY INVESTORS LIMITED

                                   By:      /s/ James A. Loughran
                                   Name:    James A. Loughran
                                   Title:   Director

                                   IEO HOLDINGS LIMITED

                                   By:      /s/ Suzanne Sheehy
                                   Name:    Suzanne Sheehy
                                   Title:   Director

                     Attention: Intentional misstatements or
                      omissions of fact constitute Federal
                  criminal violations (See 18 U.S.C. ss. 1001).

                                   SCHEDULE A

Set forth below is the name, citizenship (or place of organization, as applicable), business address and present principal occupation or employment of each director and executive officer of Infinity Investors Limited.


     Name and Citizenship                                      Present Principal Occupation                Position
              or                                                           or                                 with
    Place of Organization                Business                      Employment                       Reporting Person
    ---------------------                --------              -----------------------------            -----------------
      James A. Loughran             38 Hertford Street                 Lawyer                              Director
           (Irish)                London, England W1Y 7TG
       James E. Martin              38 Hertford Street               Accountant                            Director
          (British)               London, England W1Y 7TG

Set forth below is the name, citizenship (or place of organization, as applicable), business address and present principal occupation or employment of each director and executive officer of IEO Holdings Limited.


     Name and Citizenship                                      Present Principal Occupation                Position
              or                                                           or                                 with
    Place of Organization                Business                      Employment                       Reporting Person
    ---------------------                --------              -----------------------------            -----------------
        John A. Brooks              38 Hertford Street                Solicitor                     Director, President and
             (UK)                 London, England W1Y 7TG                                                  Treasurer
        Suzanne Sheehy              38 Hertford Street                                              Director and Secretary
           (Irish)                London, England W1Y 7TG             Secretary
       Sophia Leacocos              37 Shepherd Street                Executive                            Director
            (USA)                 London, England W1Y 7LH
       Siobhan Mareuse              38 Hertford Street                Attorney                             Director
           (Irish)                London, England W1Y 7TG